UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Tellabs, Inc.
(Name of Issuer)

Common Shares
(Title of Class of Securities)

879664100
(CUSIP Number)

Third Avenue Management LLC
Attn: W. James Hall
622 Third Avenue, 31st Floor
New York, NY 10017
(212) 888-5222
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 7, 2012
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 879664100

1	NAMES OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): Third Avenue Management LLC (01-0690900)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFI- CIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 34,757,600 shares
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 35,368,525 shares
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 35,368,525 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐ (SEE INSTRUCTIONS):
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 9.63%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IA

Note: All shares identified above are the Issuer’s common shares, and the percentage in Row 13 above relates to such common shares.

Item 1.                      Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the shares of common stock, par value $0.01 per share (the “Common Shares”), of Tellabs, Inc., a Delaware corporation (the “Issuer”), with principal executive offices at One Tellabs Center, 1415 W. Diehl Road, Naperville, Illinois 60563.

Item 2.                      Identity and Background

(a)           Name

This statement is filed by Third Avenue Management LLC (“TAM”). The executive officers of TAM are:

•	David Barse: Chief Executive Officer of TAM.
•	David Resnick: President of TAM
•	Vincent J. Dugan: Chief Financial Officer of TAM.
•	W. James Hall: General Counsel and Secretary of TAM.

TAM is a registered investment adviser that acts as direct adviser to certain investment companies and other funds, as a sub-adviser to certain other institutions, and as an adviser to separately managed accounts including: (i) Third Avenue Trust, on behalf of Third Avenue Value Fund, an investment company registered under the Investment Company Act of 1940; (ii) Third Avenue Capital plc - Third Avenue Value Fund, an umbrella open-ended investment company authorized by the Irish Central Bank under the European Communities (Undertakings for Collective Investment in Transferable Securities) Regulations; (iii) Third Avenue Trust, on behalf of Third Avenue Small-Cap Value Fund, an investment company registered under the Investment Company Act of 1940; (iv) Third Avenue Capital plc - Third Avenue Small-Cap Value Fund, an umbrella open-ended investment company authorized by the Irish Central Bank under the European Communities (Undertakings for Collective Investment in Transferable Securities) Regulations; (v) Met Investors Series Trust, Third Avenue Small Cap Value Portfolio; (vi) Transamerica Third Avenue Value Fund, an investment company registered under the Investment Company Act of 1940; (vii) Transamerica Third Avenue Value Fund VP, an investment company registered under the Investment Company Act of 1940; (viii) Manulife Global Focused Fund is a trust established by a Declaration of Trust dated June 20, 2005, as amended under the laws of Ontario; (ix) Manulife Global Focused Class are classes of shares of Manulife Investment Exchange Funds Corp., a mutual fund corporation, established by Articles of Amalgamation dated October 23, 2010 under the laws of Ontario;  (x) Seasons Series Trust Focus Value Portfolio, an investment company registered under the Investment Company Act of 1940; (xi) Touchstone Variable Series Trust Third Avenue Value Fund, an investment company registered under the Investment Company Act of 1940; (xii) Third Avenue Variable Series Trust – Third Avenue Value Portfolio, an investment company registered under the Investment Company Act of 1940; and (xiii), certain separately managed accounts for which TAM serves as investment adviser.

(b)            Residence

The address of the principal business and principal office of TAM and its executive officers is 622 Third Avenue, 31st Floor, New York, NY 10017.

(c)            Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or Other Organization in which such Employment is Conducted

The principal business of TAM, a registered investment advisor under Section 203 of the Investment Advisors Act of 1940, is to invest funds on a discretionary basis on behalf of investment companies registered under the Investment Company Act of 1940, sub-advised accounts and individually managed separate accounts.  The principal occupation of each of its executive officers is to act in the capacity listed above.

(d)            Criminal Convictions

Neither TAM, nor, to the best of its knowledge, any of its executive officers has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)            Civil Proceedings

Neither TAM, nor, to the best of its knowledge, any of its executive officers has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            Citizenship

TAM is a limited liability company organized under the laws of the State of Delaware.  Each of its executive officers is a citizen of the United States.

Item 3.                      Source and Amount of Funds or Other Consideration

TAM is a registered investment adviser that acts as direct adviser to certain investment companies and other funds, as a sub-adviser to certain other institutions, and as an adviser to separately managed accounts.  The funds used to acquire the Common Shares reported in this Schedule 13D were from the working capital of the funds and accounts advised by TAM.

Advised Funds:

(i) Third Avenue Trust, on behalf of Third Avenue Value Fund, an investment company registered under the Investment Company Act of 1940, has expended $94,129,226.58 to acquire 21,648,175 Common  Shares; (ii) Third Avenue Capital plc – Third Avenue Value Fund, an umbrella open-ended investment company authorized by the Irish Central Bank under the European Communities (Undertakings for Collective Investment in Transferable Securities) Regulations has expended $1,071,537.44 to acquire 295,950 Common Shares; (iii) Third Avenue Trust, on behalf of Third Avenue Small-Cap Value Fund, an investment company registered under the Investment Company Act of 1940 has expended $8,418,231.50 to acquire 1,635,257 Common Shares; (iv) Third Avenue Capital plc – Third Avenue Small-Cap Value Fund, an umbrella open-ended investment company authorized by the Irish Central Bank under the European Communities (Undertakings for Collective Investment in Transferable Securities) Regulations has expended $113,980.93 to acquire 25,950 Common Shares; (v) Third Avenue Variable Series Trust – Third Avenue Value Portfolio, an investment company registered under the Investment Company Act of 1940 has expended $4,847,079.14 to acquire 1,124,050 Common Shares; (vi) Transamerica Third Avenue Value Fund an investment company registered under the Investment Company Act of 1940 has expended $8,517,570.33 to acquire 941,479 Common Shares; (vii) Transamerica Third Avenue Value Fund VP, an investment company registered under the Investment Company Act of 1940 has expended $2,768,148.54 to acquire 466,171 Common Shares; (viii) Manulife Global Focused Fund is a trust established by a Declaration of Trust dated June 20, 2005, as amended under the laws of Ontario has expended $7,129,230.14 to acquire 1,725,942 Common Shares; (ix) Manulife Global Focused Class are classes of shares of Manulife Investment Exchange Funds Corp., a mutual fund corporation, established by Articles of Amalgamation dated October 23, 2010 under the laws of Ontario has expended $1,735,219.30 to acquire 435,850 Common Shares;  (x) MetLife Third Avenue Small-Cap Value Portfolio, an investment company registered under the Investment Company Act of 1940 has expended $26,209,989.18 to acquire 4,481,812 Common Shares; (xi) Seasons Series Trust Focus Value Portfolio, an investment company registered under the Investment Company Act of 1940 has expended $ 1,996,428.74 to acquire 585,300 Common Shares;  (xii)Touchstone Variable Series Trust Third Avenue Value Fund, an investment company registered under the Investment Company Act of 1940 has expended $1,455,005.04 to acquire 198,450 Common Shares; and (xiii), certain separately managed accounts for which TAM serves as investment adviser have expended $10,295,576.88 to acquire 1,804,139 Common Shares.  TAM plans to use the available capital of these funds and accounts in any future purchase of the Shares.

Item 4.                      Purpose of Transaction

TAM previously acquired, on behalf of certain investment advisory clients of TAM, Common Shares of the Issuer for investment purposes.  TAM currently exercises control or discretion over approximately 9.63% of the Issuer’s Common Shares. TAM’s purchases of the Common Shares were made in the ordinary course of business.  The Common Shares over which TAM currently exercises control or discretion are beneficially owned by certain investment advisory clients of TAM on whose behalf TAM has discretionary investment authority.  TAM, on behalf of its investment advisory clients, may in the future purchase additional Common Shares or dispose of some or all of the Common Shares that they have acquired or may hereafter acquire.

TAM reserves the right to discuss and/or meet with management, the Board of Directors of the Issuer, other shareholders and other third parties and/or formulate plans or proposals regarding the Issuer or its securities.  As part of such activities, the Reporting Persons may ask questions, take positions and/or make proposals with respect to a variety of subjects, including potential changes in the operations, management, Board of Directors composition, ownership, capital structure, strategy and future plans of the Issuer, including other strategic alternatives, as a means of enhancing shareholder value.  Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein.

Other than as described herein, TAM does not have any plans or proposals that would result in any of the actions described in paragraphs (b) through (j) of Item 4 of the instructions to Schedule 13D.

Item 5.                      Interest in Securities of the Issuer

(a-b)               The aggregate number and percentage of Common Shares to which this Schedule 13D relates is   35,368,525 Common Shares, constituting approximately 9.63% of the Common Shares outstanding.1

1.       Third Avenue Trust, on behalf of Third Avenue Value Fund

                   (a)      Amount beneficially owned: 21,648,175 Common Shares
(b)      Percent of class:   5.89%
(c)      Number of Common Shares as to which TAM has:
(i)       Sole power to vote or direct the vote: 21,648,175
(ii)      Shared power to vote or direct the vote: 0
(iii)     Sole power to dispose or direct the disposition: 21,648,175
(iv)     Shared power to dispose or direct the disposition: 0

2.       Third Avenue Capital plc – Third AvenueValue Fund

                   (a)      Amount beneficially owned: 295,950 Common Shares.
(b)      Percent of class:  0.08%
(c)      Number of Common Shares as to which TAM has:
        (i)         Sole power to vote or direct the vote: 295,950
(ii)        Shared power to vote or direct the vote: 0
(iii)       Sole power to dispose or direct the disposition: 295,950
(iv)       Shared power to dispose or direct the disposition: 0

3.       Third Avenue Trust, on behalf of Third Small-Cap Value Fund

                   (a)      Amount beneficially owned: 1,635,257 Common Shares
(b)      Percent of class:  0.44%
(c)      Number of Common Shares as to which TAM has:
        (i)         Sole power to vote or direct the vote: 1,635,257
(ii)        Shared power to vote or direct the vote: 0
(iii)       Sole power to dispose or direct the disposition: 1,635,257
(iv)       Shared power to dispose or direct the disposition: 0

1           The executive officers of TAM  do not individually own  any Common Shares.

4.       Third Avenue Capital plc – Third Avenue Small-Cap Value Fund

(a)      Amount beneficially owned: 25,950 Common Shares.
(b)      Percent of class: 0.01%
(c)      Number of Common Shares as to which TAM has:
        (i)         Sole power to vote or direct the vote: 25,950
(ii)        Shared power to vote or direct the vote: 0
(iii)       Sole power to dispose or direct the disposition: 25,950
(iv)      Shared power to dispose or direct the disposition: 0

5.       Third Avenue Variable Series Trust – Third Avenue Value Portfolio

(a)      Amount beneficially owned: 1,124,050 Common Shares.
(b)      Percent of class: 0.31%
(c)      Number of Common Shares as to which TAM has:
(i)         Sole power to vote or direct the vote: 1,124,050
(ii)        Shared power to vote or direct the vote: 0
(iii)       Sole power to dispose or direct the disposition: 1,124,050
(iv)       Shared power to dispose or direct the disposition: 0

6.       Transamerica Third Avenue Value Fund

(a)      Amount beneficially owned: 941,479 Common Shares.
(b)      Percent of class: 0.26%
(c)      Number of Common Shares as to which TAM has:
(i)         Sole power to vote or direct the vote: 941,479
(ii)        Shared power to vote or direct the vote: 0
(iii)       Sole power to dispose or direct the disposition: 941,479
(iv)       Shared power to dispose or direct the disposition: 0

7.       Transamerica Third Avenue Value Fund VP

(a)      Amount beneficially owned: 466,171 Common Shares.
(b)      Percent of class: 0.13%
(c)      Number of Common Shares as to which TAM has:
(i)         Sole power to vote or direct the vote: 466,171
(ii)        Shared power to vote or direct the vote: 0
(iii)       Sole power to dispose or direct the disposition: 466,171
(iv)       Shared power to dispose or direct the disposition: 0

8.       Met Investors Series Trust – Third Avenue Small Cap Value Portfolio

(a)      Amount beneficially owned: 4,481,812 Common Shares.
(b)      Percent of class: 1.22%
(c)      Number of Common Shares as to which TAM has:
(i)         Sole power to vote or direct the vote: 4,481,812
(ii)        Shared power to vote or direct the vote: 0
(iii)       Sole power to dispose or direct the disposition: 4,481,812
(iv)      Shared power to dispose or direct the disposition: 0

9.       Seasons Series Trust Focus Value Portfolio

(a)      Amount beneficially owned: 585,300 Common Shares.
(b)      Percent of class: 0.16%
(c)      Number of Common Shares as to which TAM has:
(i)         Sole power to vote or direct the vote:  0
(ii)        Shared power to vote or direct the vote: 0
(iii)       Sole power to dispose or direct the disposition: 585,300
(iv)      Shared power to dispose or direct the disposition: 0

10.       Manulife Global Focused Fund

(a)      Amount beneficially owned: 1,725,942 Common Shares.
(b)      Percent of class: 0.47%
(c)      Number of Common Shares as to which TAM has:
(i)         Sole power to vote or direct the vote: 1,725,942
(ii)        Shared power to vote or direct the vote: 0
(iii)       Sole power to dispose or direct the disposition: 1,725,942
(iv)      Shared power to dispose or direct the disposition: 0

11.       Manulife Global Focused Class

(a)      Amount beneficially owned: 435,850 Common Shares.
(b)      Percent of class: 0.12%
(c)      Number of Common Shares as to which TAM has:
(i)         Sole power to vote or direct the vote: 435,850
(ii)        Shared power to vote or direct the vote: 0
(iii)       Sole power to dispose or direct the disposition: 435,850
(iv)      Shared power to dispose or direct the disposition: 0

12.       Touchstone Variable Series Trust Third Avenue Value Fund

(a)      Amount beneficially owned: 198,450 Common Shares.
(b)      Percent of class: 0.05%
(c)      Number of Common Shares as to which TAM has:
(i)         Sole power to vote or direct the vote: 198,450
(ii)        Shared power to vote or direct the vote: 0
(iii)       Sole power to dispose or direct the disposition: 198,450
(iv)      Shared power to dispose or direct the disposition: 0

13.       Third Avenue Separately Managed Accounts

(a)      Amount beneficially owned: 1,804,139 Common Shares.
(b)      Percent of class: 0.49%
(c)      Number of Common Shares as to which TAM has:
(i)         Sole power to vote or direct the vote: 1,778,514 Common Shares
(ii)        Shared power to vote or direct the vote: 0
(iii)       Sole power to dispose or direct the disposition: 1,804,139 Common Shares
(iv)      Shared power to dispose or direct the disposition: 0

(c)            A list of the transactions in the Issuer’s Common Shares that were effected by TAM during the past sixty days is attached as Schedule A hereto and is incorporated herein by reference.  All of the transactions listed on Schedule A were effected in the open market.

(d)            No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Common Shares other than the funds and accounts identified above.

(e)            Not applicable.

Item 6.                      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as otherwise set forth herein, neither TAM, nor to the best of its knowledge, any of the persons identified in Item 2 above, has any contract, arrangement, understanding or relationship with any person with respect to any securities of the Issuer.

Item 7.                      Material to be Filed as an Exhibit

The following documents are filed as exhibits:

Schedule A:  List of the transactions in the Issuer’s Common Shares that were effected by TAM during the past sixty days.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 7, 2012

THIRD AVENUE MANAGEMENT LLC

By:  /s/ W. James Hall
Name:   W. James Hall
Title:     General Counsel

Schedule A

Fund	Nature of Trade (Purchase or Sell)	Transaction Date	Quantity of Shares	Price per Share or Unit
SEASONS	Purchase	09/10/12	21,350	3.606
TAVFX	Purchase	09/10/12	213,715	3.606
TAVFXU	Purchase	09/10/12	1,700	3.606
VAR	Purchase	09/10/12	8,550	3.606
INDIV	Sell	09/10/12	22,950	3.600049
SEASONS	Purchase	09/12/12	25,000	3.6847
TAVFX	Purchase	09/12/12	250,000	3.6847
TAVFXU	Purchase	09/12/12	5,000	3.6847
VAR	Purchase	09/12/12	15,000	3.6847
SEASONS	Purchase	09/13/12	30,000	3.711
TAVFX	Purchase	09/13/12	150,000	3.6993
TAVFX	Purchase	09/13/12	250,000	3.711
TAVFXU	Purchase	09/13/12	5,000	3.711
TAVFXU	Purchase	09/13/12	1,000	3.6993
VAR	Purchase	09/13/12	15,000	3.711
VAR	Purchase	09/13/12	5,000	3.6993
TAVFX	Purchase	09/14/12	38,585	3.6989
TAVFXU	Purchase	09/14/12	400	3.6989
VAR	Purchase	09/14/12	1,950	3.6989
AICTRST	Purchase	09/18/12	50,750	3.7255
TAVFX	Purchase	09/18/12	358,333	3.7005
TAVFXU	Purchase	09/18/12	3,600	3.7005
VAR	Purchase	09/18/12	17,900	3.7005
TAVFX	Purchase	09/19/12	252,369	3.6998
TAVFXU	Purchase	09/19/12	2,500	3.6998
VAR	Purchase	09/19/12	12,600	3.6998
TAVFX	Purchase	09/20/12	350,713	3.6747
TAVFXU	Purchase	09/20/12	3,500	3.6747
VAR	Purchase	09/20/12	17,550	3.6747
SEASONS	Purchase	09/21/12	3,650	3.6083
TAVFX	Purchase	09/21/12	50,000	3.5498
TAVFX	Purchase	09/21/12	36,285	3.6083
TAVFXU	Purchase	09/21/12	300	3.6083
VAR	Purchase	09/21/12	1,450	3.6083
INDIV	Sell	09/25/12	16,675	3.503
INDIV	Sell	09/25/12	5,325	3.503
SEASONS	Purchase	09/27/12	10,000	3.5566
TAVFX	Purchase	09/27/12	250,000	3.5566
TAVFXU	Purchase	09/27/12	12,500	3.5566
VAR	Purchase	09/27/12	27,500	3.5566
SEASONS	Purchase	09/28/12	22,550	3.52
TAVFX	Purchase	09/28/12	250,000	3.5421
TAVFX	Purchase	09/28/12	112,826	3.52
TAVFXU	Purchase	09/28/12	1,800	3.52
TAVFXU	Purchase	09/28/12	5,000	3.5421
VAR	Purchase	09/28/12	15,000	3.5421
VAR	Purchase	09/28/12	6,750	3.52
SEASONS	Purchase	10/01/12	25,000	3.495

SEASONS	Purchase	10/01/12	7,200	3.4598
TAVFX	Purchase	10/01/12	95,700	3.4598
TAVFX	Purchase	10/01/12	250,000	3.495
TAVFXU	Purchase	10/01/12	2,500	3.495
TAVFXU	Purchase	10/01/12	2,400	3.4598
VAR	Purchase	10/01/12	4,800	3.4598
VAR	Purchase	10/01/12	12,500	3.495
SEASONS	Purchase	10/02/12	15,000	3.4698
TAVFX	Purchase	10/02/12	150,000	3.4698
TAVFXU	Purchase	10/02/12	2,000	3.4698
VAR	Purchase	10/02/12	10,000	3.4698
TAVFX	Purchase	10/03/12	186,250	3.41
TAVFXU	Purchase	10/03/12	1,850	3.41
VAR	Purchase	10/03/12	9,300	3.41
TAVFX	Purchase	10/04/12	170,229	3.4088
TAVFXU	Purchase	10/04/12	1,700	3.4088
VAR	Purchase	10/04/12	8,500	3.4088
TAVFX	Purchase	10/05/12	143,521	3.4055
TAVFXU	Purchase	10/05/12	1,450	3.4055
VAR	Purchase	10/05/12	7,200	3.4055
TAVFX	Purchase	10/08/12	28,919	3.38
TAVFXU	Purchase	10/08/12	600	3.38
VAR	Purchase	10/08/12	1,750	3.38
TAVFX	Purchase	10/09/12	221,081	3.3681
TAVFXU	Purchase	10/09/12	4,400	3.3681
VAR	Purchase	10/09/12	13,250	3.3681
SEASONS	Purchase	10/10/12	4,850	3.3578
TAVFX	Purchase	10/10/12	80,924	3.3578
TAVFXU	Purchase	10/10/12	1,600	3.3578
VAR	Purchase	10/10/12	4,850	3.3578
SEASONS	Purchase	10/11/12	8,800	3.3596
TAVFX	Purchase	10/11/12	146,619	3.3596
TAVFXU	Purchase	10/11/12	2,950	3.3596
VAR	Purchase	10/11/12	8,800	3.3596
SEASONS	Purchase	10/12/12	1,350	3.3598
TAVFX	Purchase	10/12/12	150,000	3.3058
TAVFX	Purchase	10/12/12	22,457	3.3598
TAVFXU	Purchase	10/12/12	450	3.3598
TAVFXU	Purchase	10/12/12	7,500	3.3058
VAR	Purchase	10/12/12	15,000	3.3058
VAR	Purchase	10/12/12	1,350	3.3598
SEASONS	Purchase	10/16/12	50	3.36
TAVFX	Purchase	10/16/12	825	3.36
VAR	Purchase	10/16/12	100	3.36
TAVFX	Purchase	10/18/12	77,137	3.3596
TAVFXU	Purchase	10/18/12	1,050	3.3596
VAR	Purchase	10/18/12	5,150	3.3596
INDIV	Sell	10/18/12	10,975	3.36
TAVFX	Purchase	10/19/12	150,000	3.3191
TAVFX	Purchase	10/19/12	72,863	3.3433
TAVFXU	Purchase	10/19/12	950	3.3433
TAVFXU	Purchase	10/19/12	2,000	3.3191
VAR	Purchase	10/19/12	4,850	3.3433
VAR	Purchase	10/19/12	10,000	3.3191
SEASONS	Purchase	10/22/12	50,000	3.263
TAVFX	Purchase	10/22/12	250,000	3.263
TAVFXU	Purchase	10/22/12	4,000	3.263

VAR	Purchase	10/22/12	15,000	3.263
INDIV	Sell	10/22/12	1,000	3.2727
SEASONS	Purchase	10/23/12	15,000	3.2273
SEASONS	Purchase	10/23/12	5,000	3.2291
TAVFX	Purchase	10/23/12	100,000	3.2291
TAVFX	Purchase	10/23/12	150,000	3.2273
TAVFXU	Purchase	10/23/12	2,500	3.2291
TAVFXU	Purchase	10/23/12	1,000	3.2273
VAR	Purchase	10/23/12	7,500	3.2291
VAR	Purchase	10/23/12	5,000	3.2273
INDIV	Sell	10/23/12	16,150	3.24
SEASONS	Purchase	10/24/12	5,000	3.2073
TAVFX	Purchase	10/24/12	150,000	3.2073
TAVFXU	Purchase	10/24/12	2,000	3.2073
VAR	Purchase	10/24/12	10,000	3.2073
SEASONS	Purchase	10/25/12	10,000	2.9585
SEASONS	Purchase	10/25/12	25,000	2.9633
TAVFX	Purchase	10/25/12	250,000	2.9585
TAVFX	Purchase	10/25/12	250,000	3.0052
TAVFX	Purchase	10/25/12	500,000	2.9633
TAVFX	Purchase	10/25/12	250,000	3.1612
TAVFXU	Purchase	10/25/12	5,000	2.9633
TAVFXU	Purchase	10/25/12	5,000	3.0052
TAVFXU	Purchase	10/25/12	4,000	3.1612
TAVFXU	Purchase	10/25/12	3,000	2.9585
VAR	Purchase	10/25/12	12,000	2.9585
VAR	Purchase	10/25/12	15,000	3.0052
VAR	Purchase	10/25/12	25,000	2.9633
VAR	Purchase	10/25/12	12,500	3.1612
SEASONS	Purchase	10/26/12	5,000	2.9563
TAVFX	Purchase	10/26/12	250,000	2.9563
VAR	Purchase	10/26/12	12,000	2.9563
INDIV	Sell	10/31/12	33,425	3

TAVFX = Third Avenue Trust, on behalf of Third Avenue Value Fund
TAVFXU = Third Avenue Capital plc – Third Avenue Value Fund
TASCX = Third Avenue Trust, on behalf of Third Avenue Small-Cap Value Fund
TASCXU = Third Avenue Capital plc - Third Avenue Small-Cap Value Fund
VAR = Third Avenue Variable Series Trust – Third Avenue Value Portfolio
TAIDEX = Transamerica Third Avenue Value Fund
AEGON = Transamerica Third Avenue Value Fund VP
AICTR = Manulife Global Focused Fund
AICCP = Manulife Global Focused Class
MET1 = MetLife Third Avenue Small-Cap Value Portfolio
SEASON = Seasons Series Trust Focus Value Portfolio
TOUCH = Touchstone Variable Series Trust Third Avenue Value Fund
INDIV = Third Avenue Seperately Managed Accounts